UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alliance Bioenergy Plus, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

01890B106

(CUSIP Number)

Christopher J. Jemapete

6888 S. Irvington Court

Aurora, CO 80016

(303) 877-3033

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01890B106

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher J. Jemapete
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER
8,000,000
	6.	SHARED VOTING POWER
4,275,000
	7.	SOLE DISPOSITIVE POWER
8,000,000
	8.	SHARED DISPOSITIVE POWER 4,275,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,275,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	Of these shares, (i) 8,000,000 shares are held by the reporting person, and (ii) 4,275,000 are held jointly by the reporting person and Pamela Jemapete, the reporting person’s spouse. In addition to these shares, the reporting person may be deemed to beneficially own an additional 5,000,000 shares held in the name of his spouse.
(2)	Based on 241,721,947 shares of the issuer’s common stock issued and outstanding as of December 29, 2020, as reported on the issuer’s Registration Statement on Form 10/A filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 01890B106

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pamela B. Jemapete
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER
5,000,000
	6.	SHARED VOTING POWER
4,275,000
	7.	SOLE DISPOSITIVE POWER
5,000,000
	8.	SHARED DISPOSITIVE POWER 4,275,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,275,000 (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8% (4)
12.	TYPE OF REPORTING PERSON (see instructions)
IN

(3)	Of these shares, (i) 5,000,000 shares are held by the reporting person, and (ii) 4,275,000 are held jointly by the reporting person and Christopher Jemapete, the reporting person’s spouse. In addition to these shares, the reporting person may be deemed to beneficially own an additional 8,000,000 shares held in the name of the reporting person’s spouse.
(4)	Based on 241,721,947 shares of the issuer’s common stock issued and outstanding as of December 29, 2020, as reported on the issuer’s Registration Statement on Form 10/A filed with the Securities and Exchange Commission on February 16, 2021.

Item 1.

(a)	Name of Issuer Alliance Bioenergy Plus, Inc.

(b)	Address of Issuer’s Principal Executive Offices 400 N. Congress Avenue, Suite 130 West Palm Beach, FL 33401

Item 2.

(a)	Name of Person Filing Christopher J. Jemapete Pamela B. Jemapete

(b)	Address of the Principal Office or, if none, residence 6888 S. Irvington Court Aurora, CO 80016

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $0.001

(e)	CUSIP Number 01890B106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 17,275,000

The reporting persons are spouses. Mr. Jemapete owns 8,000,000 shares of the issuer’s common stock in his name, Mrs. Jemapete owns 5,000,000 shares of the issuer’s common stock in her name, and Mr. and Mrs. Jemapete own 4,275,000 shares of the issuer’s common stock jointly. Each of the reporting persons may be deemed to beneficially own the securities held by the other pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)	Percent of class: 7.1%. See note in (a) above.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Christopher J. Jemapete: 8,000,000 Pamela B. Jemapete: 5,000,000

	(ii)	Shared power to vote or to direct the vote: Christopher J. Jemapete: 4,275,000 Pamela B. Jemapete: 4,275,000

	(iii)	Sole power to dispose or to direct the disposition of: Christopher J. Jemapete: 8,000,000 Pamela B. Jemapete: 5,000,000

	(iv)	Shared power to dispose or to direct the disposition of: Christopher J. Jemapete: 4,275,000 Pamela B. Jemapete: 4,275,000 See note in (a) above.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2021
Date

/s/ Christopher J. Jemapete
Signature

Christopher J. Jemapete
Name/Title

March 5, 2021
Date

/s/ Pamela B. Jemapete
Signature

Pamela B. Jemapete
Name/Title